Exhibit 99.4

CERTIFICATE OF QUALIFIED PERSON

I, Jinxing Ji, P.Eng., as an author of the technical report titled “NI 43-101 Technical Report Carangas Deposit Preliminary Economic Assessment” (the “Technical Report”) prepared for New Pacific Metals Corp. with an effective date of September 5, 2024, do hereby certify that:

1.	I am employed as Consulting Metallurgist with JJ Metallurgical Services Inc. with an office at 7547 Lambeth Drive, Burnaby, British Columbia, Canada, V5E 4A5.

2.	I graduated from Shanghai University in China with B.Eng Metallurgy in 1982 and M.Eng Metallurgy in 1985 and from The University of British Columbia in Canada with Ph.D. Metallurgy in 1993.

3.

I am a registered professional engineer (license# 59035) in good standing of the Engineers and Geoscientists BC (EGBC) in the province of British Columbia, Canada with core competency in metallurgy. I have practiced my profession in the mining industry continuously since 1993. My relevant experiences include mineral/metallurgical testing, process development, base metal metallurgy, precious metal metallurgy, and process plant design, commissioning, optimization and operational support.

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Carangas Property in Bolivia from 21 to 23 May 2022.

6.	I am responsible for Sections 13 and parts of Section 1, 17, 25 and 26 of the Technical Report in relation to metallurgy.

7.	I am independent of the Issuer as the independence is defined in Section 1.5 of NI 43-101.

8.

I have had prior involvement with the Carangas project as an independent metallurgical consultant for the mineral/metallurgical testing under “Carangas Silver-Gold Project – Department of Oruro, Bolivia – NI43-101 Mineral Resource Estimate Technical Report, New Pacific Metals Corp.” with affective date of 25 August 2023.

9.	I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated Nov 15th, 2024

Original signed and sealed by

Jinxing Ji, P.Eng.